EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

To the Board of Directors
Summit Hotel Properties, Inc.

We consent to the incorporation by reference in the registration statement (No. 333-172145) on Form S-8 of Summit Hotel Properties, Inc. of our report dated March 31, 2010, with respect to the consolidated balance sheet of Summit Hotel Properties, LLC and subsidiaries as of December 31, 2009, and the related consolidated statements of operations, changes in members’ equity, and cash flows, for each of the years in the two-year period ended December 31, 2009 and our report dated March 31, 2010 related to the internal control over financial reporting as of December 31, 2009 of Summit Hotel Properties, LLC, which reports appear in the December 31, 2010 annual report on Form 10-K of Summit Hotel Properties, Inc. and Summit Hotel OP, LP.

/s/ Eide Bailly LLP

Greenwood Village, Colorado
March 31, 2011